FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 000-13345

Caledonia Mining Corporation
(Translation of registrant's name into English)

Unit #9, 2145 Dunwin Drive

Mississauga

Ontario L5L 4L9

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X__ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation
(Registrant)

By:  /s/ James Johnstone

Name: James Johnstone

Title: Vice President Operations

Dated:   May 16, 2005

Exhibit Index

Exhibit

Description

99.1

Press Release  May 16, 2005

Caledonia Mining 1st Quarter Interim Results 2005

Toronto, Ontario - May 16, 2005: Caledonia Mining Corporation ("Caledonia") (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce its key financial and operating results for the first quarter ended March 31 2005.  The financial results are reported in thousands of Canadian dollars except where otherwise stated.

Operational Highlights

Barbrook Gold Mine

  Production improvements were evident during first quarter and have continued through April.

  Planned enhancements to the metallurgical plant have been substantially completed.

  Mineral structures in Crescent and Victory zones intersected by development on 10 level.

Exploration

  New Order Prospecting Permit for Grasvally property, which forms the southern extension of the Rooipoort Platinum project, granted by the South African Department of Minerals and Energy.

  Phase three drilling programme completed with 3,653 meters drilled on Rooipoort property.

  Airborne geophysical survey completed over Eersteling gold project.

  Geochemical soil sampling program of 3,389 samples completed at Eersteling gold project.

  Metallurgical testing of trench sample from Nama cobalt project continues to assist pilot plant design.

For the quarter ended March 31, 2005 Caledonia recorded a net loss, after write downs, of $1.8 million ($0.007 per share) compared to a net loss of $1.7 million ($0.007 per share) in the same period of 2004.  The loss in 2005 results from operations at Barbrook during the quarter, ongoing exploration and assay costs, Nama test work costs and the normal administration expenses. Caledonia remains debt-free.

Reviewing the quarter, Stefan Hayden, President and CEO, said "I am pleased to report good progress in the further development of our core assets.  Production at Barbrook Mines in South Africa improved, following the substantial metallurgical modifications undertaken last year and during this quarter.  We anticipate this trend continuing during the current quarter.

With regards to the Rooipoort Exploration Project in South Africa, the granting of the New Order Prospecting Right for Grasvally completes one of our 2005 objectives.  This

Right was notarised on May 11, 2005 and drilling has already commenced at Grasvally in order to identify the platinum resource.

Concentration testwork at Nama continues, along with testing of concentrate by end users.  We will update shareholders once negotiations with end users have been finalised.

Turning to corporate activity, we recently announced our intention to seek a tertiary listing for Caledonia on London's Alternative Investment Market (AIM) in June in order to broaden the institutional investor base.  The AIM twenty day announcement can be found on the Caledonia website, www.caledoniamining.com.

Caledonia Management's Discussion and Analysis was published on May 13, 2005 and is available on the company's website: www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

2